SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date November 30, 2006_______________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

  Management Discussion and Analysis for the second quarter ended September 30, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: November 30, 2006

BIOTECH HOLDINGS LTD.

SECOND QUARTER REPORT

September 30, 2006

Management^s Discussion and Analysis

This Management Discussion and Analysis (MD&A) has been prepared to provide a meaningful understanding of Biotech Holdings Ltd.^s ("the Company") operations, performance and financial condition for the 6 months ended September 30, 2006. The following should be read in conjunction with the Company^s unaudited interim consolidated financial statements as well and related notes therein that are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Interim financial statements do not include all the disclosure requirements for annual financial statements and, accordingly, should also be read in conjunction with the Company^s audited financial statements dated March 31, 2006.

Forward-looking Information

This MD&A contains certain forward-looking statements and information relating to Biotech Holdings Ltd. that are based upon the beliefs of its management as well as assumptions made by and information currently available to the Company. When used in this document, the words "anticipate", "believe", "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements.

Date

The date of this MD&A is November 23, 2006.

Discussion of Operations and Financial Condition

Operating Results

Year to Date Comparison

Revenues from the sale of Sucanon in the 6 months ended September 30, 2006 were $71,502 which resulted in a Gross Profit of $28,019. The revenues in the same 6 month period ended September 30, 2005 were $335,065 and the Gross Profit was $254,445. Management is disappointed with the $263,563 (78.7%) decline in revenues in comparison with the prior year. The following factors contributed to the decline:

    Because the Company had had future performance obligations to meet prior to recognizing initial sales, revenues in the prior year included $50,278 in shipments made in the period from December 2004 to March 31, 2005;

    Revenues in the 6 months ended September 30, 2005 included initial orders from retailers which, by their nature, are larger than repeat orders;

    The Company severely constrained its advertising during the quarter as it had a lack of capital partially caused by its not trading on the Company^s exchange in Canada. This factor severely impacted sales. Trading in the Company^s shares resumed in August 2006.

    The Company had a dispute with its independent marketing Company since early 2006. In September 2006, the Company assumed the responsibility for the marketing of Sucanon in Mexico. The marketing company continues to sell Sucanon to the customers that it introduced during 2005.

Operating expenses totaled $912,571 representing a $2,236 (0.2%) decrease from the $914,935 expenses incurred in the 6 months ended September 30, 2005.

Operating expenditures include $104,101 (2005 - $Nil) in product marketing costs. In the first 3 quarters of the fiscal year ended March 31, 2006, these expenditures were included in amounts receivable because they were considered to be advances to the marketing company for advertising and were wholly repayable once sales levels reached a certain contracted level. During the year-end audit, management and the audit committee met to review developments with regard to these amounts. This review led to a determination to expense a significant portion ($571,985) of these advances in the quarter ended March 31, 2006.

The loss for the 6 months ended September 30, 2006 was $884,552 (2005: $647,266) and the loss per common share was $0.01 for both periods.

BIOTECH HOLDINGS LTD.

SECOND QUARTER REPORT

September 30, 2006

Management^s Discussion and Analysis

Quarterly Comparison

Revenues from the sale of Sucanon in the 3 months ended September 30, 2006 were $22,881 which resulted in a Gross Profit of $3,295. The revenues in the same 3 month period ended September 30, 2005 were $211,654 and the Gross Profit was $173,660. Management is disappointed with the significant decline in revenues in comparison with the prior year. The factors contributing to the decline are outlined in the year to date discussion above.

Operating expenses totaled $531,257 representing a $60,534 (12.9%) increase from the $470,723 expenses incurred in the 3 months ended September 30, 2005.

Operating expenditures include $69,391 (2005 - $Nil) in product marketing costs. These costs were deferred in the 2005 quarter. Professional fees increased from $692 to $45,626 which was mainly due to the cost of the 2006 audit.

The loss for the quarter ended September 30, 2006 was $527,962 (2005: $279,898).

Liquidity and Capital Resources

The net loss for the 6 months was $884,552 (2005: $647,266). Items not involving cash (including amortization, stock-based compensation) totaled $361,183 (2005: $440,956), and changes in non-cash operating working capital items provided $11,901 (2005: used $735,231). In 2005 Advances to the Mexican Marketing company increased by $449,463. These advances were charged against income as Product marketing costs in the fourth quarter ended March 31, 2006.

As a result of the above, operating activities used $511,468 (2005: $941,541) in cash during the six-months ended September 30, 2006.

Financing activities provided $483,495 (2005: $641,951) in cash flow. During the quarter amounts due to related parties increased $483,495 (2005: $65,426). In 2005 the Company received $576,525 (net of Private Placement Finder^s Fee) through the issuance of Common Shares. There was no change in Share Capital in 2006.

In November 2005, the Company agreed to a private placement with a related party. The private placement, for the purchase of 984,666 common share units, was subject to the approval of the TSX Venture Exchange. Each unit included a common share and a warrant to purchase an additional common share at $0.16 per share until November 7, 2007. In January 2006 the TSX Venture Exchange approved this private placement but as at September 30, 2006 the shares had not been issued and the amount received ($118,160) has been included in amounts due to related parties. Subsequent to September 30, 2006, the private placement was cancelled and the funds received remained repayable to the related party.

Investing activities used $1,283 to purchase computer equipment (2005: provided $46,730) in cash.

As a result cash decreased $29,256 (2005: $252,860) in the six-month period. As at September 30, 2006, the working capital deficiency was $2,608,238 (2005: $2,083,586).

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management's intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company^s operations are self-sustaining.

Shareholders^ Deficiency increased from $1,757,499 as at March 31, 2006 to $2,545,748 as at September 30, 2006.

BIOTECH HOLDINGS LTD.

SECOND QUARTER REPORT

September 30, 2006

Management^s Discussion and Analysis

Quarterly Comparison

The following table highlights the Company^s quarterly results from operations for the current and last two fiscal years:
Quarter Ended	June 30, 06	Sept 30, 06	Dec 31, 06	Mar 31, 07	Total Year

Revenues	$ 48,621	$ 22,881			$ 71,502
Cost of Sales	23,897	19,586			43,483
Gross Profit	24,724	3,295			28,019
General, Administrative
and Selling Expenses	126,112	160,805			286,918
Amortization	127,981	136,899			264,880
Product Marketing Costs	34,710	69,391			104,101
Professional Fees	14,767	45,626			60,393
Interest Expense	16,670	22,047			38,717
Office rent, utilities & Maintenance	15,084	17,117			32,201
Stock-based compensation	40,135	56,168			96,303
Foreign Exchange	5,854	23,204			29,058
Loss from Operations	(356,591)	(527,962)			(884,552)
Profit (Loss) from Discontinued Operations	0	0			0
Loss for the period	(356,591)	(527,962)			(884,552)

Outstanding Common Shares	92,229,512	92,229,512			92,229,512
Loss per share	(0.00)	(0.01)			(0.01)

Quarter Ended	June 30, 05*	Sept 30, 05*	Dec 31, 05*	Mar 31, 06	Total Year

Revenues	$ 123,411	$ 211,654	$ 119,540	$ 28,235	$ 482,840
Cost of Sales	40,626	39,994	38,446	10,221	129,287
Gross Profit	80,785	171,660	81,094	18,014	353,553
General, Administrative
and Selling Expenses	171,585	169,679	162,831	211,061	715,156
Amortization	152,480	152,480	152,481	152,671	610,112
Product Marketing Costs	0	0	0	571,985	571,985
Professional Fees	27,058	692	32,372	4,606	64,728
Interest Expense	13,989	14,318	14,144	18,345	60,796
Stock-based compensation	74,610	74,610	83,695	50,629	283,544
Foreign Exchange	6,490	56,944	(4,937)	1,604	60,101
Loss before undernoted items	(363,427)	(297,063)	(359,492)	(992,887)	(2,012,869)
Non-controlling interest share	(17,165)	17,165	0	0	0
Profit (Loss) from Discontinued Operations	13,224	0	0	63,000	76,224
Loss for the period	(367,368)	(279,898)	(359,492)	(929,887)	(1,936,645)

Outstanding Common Shares	92,229,512	92,229,512	92,229,512	92,229,512	92,229,512
Loss per share	(0.01)	(0.00)	(0.00)	(0.01)	(0.02)

Quarter Ended	June 30, 04	Sept 30, 04	Dec 31, 04	Mar 31, 05	Total Year
Revenues	$ 0	$ 0	$ 0	$ 0	$ 0

General, Administrative
and Selling Expenses	162,065	160,301	164,638	156,657	643,661
Amortization	152,983	154,131	152,191	153,125	612,430
Professional Fees	2,453	6,749	25,701	6,625	41,528
Interest Expense	16,890	17,062	15,817	21,236	71,005
Stock-based compensation	0	65,250	26,344	294,910	386,504
Loss from continuing operations	(334,391)	(403,493)	(384,691)	(632,553)	(1,755,128)
Profit (Loss) from Discontinued Operations	0	0	0	239,057	239,057
Loss for the period	(334,391)	(403,493)	(384,691)	(393,496)	(1,516,071)

Outstanding Common Shares at period end	87,935,219	88,209,719	90,034,310	90,034,310	90,034,310
Loss per share	(0.00)	(0.01)	(0.00)	(0.01)	(0.02)

* The quarters of June 30, September 30, and December 30 2005 have been restated to reflect the year-end reclassification of private placement finders fee as a reduction of contributed surplus.

BIOTECH HOLDINGS LTD.

SECOND QUARTER REPORT

September 30, 2006

Management^s Discussion and Analysis

Discussion on the Quarterly Comparison Chart

Revenues from the sale of Sucanon in the year ended March 31, 2006 were $482,840, which resulted in a Gross Profit of $353,553. There were no revenues in the same period ended March 31, 2005. Revenues showed significant growth in the first 6 months of fiscal 2006. There was a decline in quarterly revenues in the following 4 quarters. The main reasons for this trend were:

  Revenues in the first two quarters ended September 30, 2005 included initial orders from the major Mexican retailers which are larger than repeat orders;

  Expenditures for product advertising in Mexico were steadily reduced in the last half of the 2006 fiscal year.

  The Company had an on going dispute with its Mexican marketing company since February 2006. In the quarter ended September 30, 2006 the Company^s agreement with the Mexican marketing company was modified so that the Company^s own managers in Mexico could assume more of an active role in the marketing and advertising of Sucanon. The Company assumed these responsibilities in September 2006. The marketing company continues to deliver Sucanon to the customers that it introduced during 2005. The Company has increased its price that it sells to both its new customers and the marketing company. The retail price to the consumer remains at approximately $30 US per one-month package.

Since taking over the marketing responsibilities, the monthly sales have shown continued growth. This trend will be reflected in the quarter ended December 31, 2006.

Operating expenses for the year ended March 31, 2006 totaled $2,366,422 representing a $611,294 (34.8%) increase from the $1,755,128 expenses incurred in the year ended March 31, 2005. The expense categories with significant increases included:

  The Company incurred $571,985 in product marketing costs in the year. These expenses were included in amounts receivable throughout the year because they were considered to be advances to the marketing company for advertising and were wholly repayable once sales levels reached a certain contracted level. Management and the audit committee met to review developments with regard to these amounts; this review led to a determination to expense a significant portion of these advances.

  The Company deals extensively in US Dollars in Mexico. Due to the strengthening of the Canadian dollar against the US dollar, the Company had a $60,101 foreign exchange loss.

c. General, administrative and selling expenses increased from $438,704 to $658,529 ($219,825 or 50.1%) in the year. The Mexican office expenses increased by $98,721 (the Mexican office only operated for part of the prior year). Salaries and benefits increased by $38,890 and Communication and travel expenses increased by $22,874.

Quarterly operating costs for the 10 quarters presented averaged $503,400. The operating costs for the quarters ended March 31, 2005 and March 31, 2006 were significantly higher than this average. Stock-based compensation expenses of $294,910 in the quarter ended March 31, 2005 and $571,985 in Product Marketing Costs in the quarter ended March 31, 2006 accounted for the majority of the above-average operating costs in those quarters

Related party transactions

Amounts paid to related parties were based on exchange amounts which represented the amounts agreed upon by the related parties. No cash compensation is paid to directors in their capacity as directors. Amounts paid or payable to related parties include:
	6 Months ended	6 Months ended	Quarter ended	Quarter ended
	Sept 30 06	Sept 30 05	Sept 30 06	Sept 30 05

Management fees paid and
accrued to an officer	$ 67,607	$ 72,000	$ 31,607	$ 36,000
Salaries and Benefits	$ 87,499	$ 70,000	$ 43,088	$ 39,000
Interest accrued on Notes Payable
to related parties	$ 38,717	$ 28,307	$ 22,047	$ 17,062
Services provided by Companies
controlled by Directors	$ 40,085	$ 21,468	$ 14,995	$ 12,253

BIOTECH HOLDINGS LTD.

SECOND QUARTER REPORT

September 30, 2006

Management^s Discussion and Analysis

Related Party Transactions (continued)

Ongoing related party associations:

The Company has ongoing relationships with the following related parties. The following related parties are controlled by Mr. Robert Rieveley and his spouse, Cheryl Rieveley. These entities perform the following services to the Company and are party to the following agreements with the Company:

Secured Debt controlled by Mr. Robert Rieveley and his spouse, Cheryl Rieveley

The following notes bear interest at the rate of 8% per annum compounded annually and due on demand. They are collateralized by a General Security Agreement providing a charge over the assets of the Company:

September 30, 2006

R Rieveley & Associates	$ 753,298
Wenroth Limited ("Wenroth")	14,870
InReg Corporation ("InReg")	106,060
Allburg Holdings ("Allburg")	128,824

In addition to the above, R Rieveley & Associates advanced $118,160 to the Company and is secured by a general security agreement, non-interest bearing and payable on demand.

The General Security Agreements mentioned above have been registered with the Personal Property Security Registry in Victoria, B.C. Once the respective loans are paid in full the registration becomes null and void.

#20 Seabright Holdings Ltd. indirectly finances the Company as it owns the shares of Allburg, InReg, and Wenroth making it the Company^s largest creditor. Additionally, #20 Seabright Holdings Ltd. is a secured creditor of the Company through its ownership of Allburg, InReg and Wenroth. The terms and amounts due to Allburg, InReg and Wenroth are described above.

Transactions with Secured Creditors

In addition to interest charged on the above-mentioned notes, the Company had the following transactions with the secured creditors:

The Company retains the services of Mr. Rieveley through an employment agreement with R Rieveley & Associates. Management Fees paid to R Rieveley and Associates in the 6 months ended September 30, 2006 amounted to $67,607. During the 6 months ended September 30, 2006, R Rieveley & Associates advanced $450,921 to the Company.

In November 2005, the Company agreed to a private placement with R Rieveley and Associates. The private placement, for the purchase of 984,666 common share units, was subject to the approval of the TSX Venture Exchange. Each unit included a common share and a warrant to purchase an additional common share at $0.16 per share until November 7, 2007. In January 2006 the TSX Venture Exchange approved this private placement but as at September 30, 2006 the shares had not been issued and the amount received ($118,160) has been included in amounts due to related parties. The shares are expected to be issued upon the resumption of trading of the Company^s shares on the TSX Venture Exchange. The consideration received is non-interest bearing and secured by a general security agreement. Subsequent to September 30, 2006, the private placement was cancelled and the funds received remained repayable to the related party.

The Company owns 75% of Smith Rothe Pharmaceutical Inc. ("Smith Rothe"). Smith Rothe has been granted an exclusive license to sub-contract the manufacture and marketing of the Company^s Type II diabetes drug Sucanon make claims and to use all patent rights in countries outside Oriental Asia. The 25% non-controlling interest of Smith Rothe is held by Allburg and the 25% amount earned by the non-controlling interest will be reflected as single line items on both the Consolidated Balance Sheet and Consolidated Statements of Operations once marketing profits are realized.

BIOTECH HOLDINGS LTD.

SECOND QUARTER REPORT

September 30, 2006

Management^s Discussion and Analysis

Related Party Transactions (continued)

Other companies controlled by Mr. Robert Rieveley and his spouse, Cheryl Rieveley

Notes payable to RCAR Investment Ltd., are unsecured, bear interest at the rate of 8% per annum compounded annually and due on demand. As of September 30, 2006 the Company owed RCAR $287,347.

Sucanon is manufactured on behalf of the Company by a private company controlled by R. Rieveley. The manufacturing process is performed by employees of the Company. The private company transfers Sucanon to the Company at cost and receives no profit for this manufacturing operation. The Company uses this private company to maintain confidentiality regarding the manufacturing process for Sucanon. As of September 30, 2006, the Company owed the private company $4,817

First Choice Communications provides the Company with office space and computer services. Expenses paid to this company for services in the 6 months ended September 30, 2006 were $24,488.

Penne Investments Services Inc. ("Penne") provides financing to the Company via loans. As of September 30, 2006 the Company had no amounts owing to Penne.

Outstanding Share Data

The Company is authorized to issue an unlimited number of Series Convertible Preferred shares and common shares without par value. The preferred shares are voting and are convertible into common shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest. On September 30, 2006 there were 92,229,512 common and 13,806,907 preferred shares issued and outstanding.

Stock Options

Stock Options Exercised in the Period

No stock options were exercised during the 6 months ended September 30, 2006.

Stock Options Granted in the Period

In June 2006, the Board of Directors replaced 896,000 stock options exercisable at $0.25 per share which expired on January 2, 2006, with new stock options exercisable at $0.16 per share. The replacement options vest on October 22, 2006 and expire on June 22, 2008. A total of 560,000 of these options were granted to Directors and Officers of the Company and the remaining 336,000 were granted to Consultants to the Company.

The Board of Directors also replaced 545,000 stock options exercisable at $0.55 per share which expired or were cancelled by March 24, 2006 with new stock options exercisable at $0.10 per share. These replacement options will vest October 22, 2006 and expire on June 22, 2008. A total of 470,000 of these options were granted to directors and officers and 75,000 were granted to consultants to the company.

On June 26, 2006, Mr. Ross Wilmot was appointed as a director of the Company. With this appointment, Mr. Wilmot was granted 300,000 share options exercisable at $0.10 per share, vesting October 26, 2006 and expiring June 25, 2008.

The stock options described above comply with the Stock Option Plan approved by the shareholders on September 30, 2005 and are subject to the approval of the TSX Venture Exchange.

Stock options and warrants outstanding as at September 30, 2006:

Total Directors &

Exercise Price and expiry date Number Officers Employees Consultants

$0.55 Mar 24, 2007 700,000 500,000 100,000 100,000

$0.55 Mar 24, 2008 1,190,000 900,000 160,000 130,000

$0.135 Feb 22, 2008 300,000 300,000 0 0

$0.16 Jun 22, 2008 896,000 560,000 0 336,000

$0.10 Jun 22, 2008 545,000 430,000 40,000 75,000

$0.10 Jun 25, 2008 300,000 300,000 0 0

Outstanding as at Sept. 30, 2006 3,931,000 2,990,000 300,000 641,000

BIOTECH HOLDINGS LTD.

SECOND QUARTER REPORT

September 30, 2006

Management^s Discussion and Analysis

Related Party Transactions (continued)

Stock options (continued)

A breakdown of outstanding options as at September 30, 2006 to Directors and Officers was as follows:
Grant Date		24-Nov-04	24-Nov-04	22-Feb-06	23-Jun-06	23-Jun-06	26-Jun-06
Exercise Date		24-Apr-06	24-Apr-07	22-Jun-06	22-Oct-06	22-Oct-06	26-Oct-06
Expiry Date		24-Mar-07	24-Mar-08	22-Feb-08	22-Jun-08	22-Jun-08	25-Jun-08
Option Price		$0.55	$0.55	$0.135	$0.16	$0.10	$0.10	Total

Cheryl Rieveley	Director	90,000	120,000	0	90,000	70,000	0	370,000
Gale Belding	Director	90,000	120,000	0	0	70,000	0	280,000
Johan de Rooy	Director	70,000	100,000	0	90,000	50,000	0	310,000
Robert Rieveley	Director & C.E.O.	200,000	500,000	0	190,000	150,000	0	1,040,000
Art Cowie	Director	0	0	300,000	0	50,000	0	350,000
Ross Wilmot	Director	0	0	0	0	0	300,000	300,000
Lorne Brown	C.F.O.	50,000	60,000	0	190,000	40,000	0	340,000

TOTAL		500,000	900,000	300,000	560,000	430,000	300,000	2,990,000

Private Placement and Warrants Granted and exercised in the period

No private placements or warrants were either granted or exercised during the quarter ended September 30, 2006.

In November 2005, the Company agreed to a private placement with a related party. The private placement was subject to the approval of the TSX Venture Exchange and was for the purchase of 984,666 common shares at $0.12 per share. The purchase includes warrants to purchase 984,666 common shares at $0.16 per share until November 7, 2007. In January 2006, the TSX Venture Exchange approved this private placement but as at September 30, 2006 the shares had not been issued and the amount received ($118,160) has been included in amounts due to related parties. Subsequent to September 30, 2006, the private placement was cancelled and the funds received remained repayable to the related party.

Outstanding Warrants to Purchase Common Shares as of September 30, 2006

Expiry Date	Exercise Price	Total Outstanding	Directors & Officers	Other

December 16, 2006	$0.550	1,528,480	480,000	1,048,480
October 6, 2006	$0.400 ($0.33 USD)	2,020,202	2,020,202	0

TOTAL		3,548,682	2,500,202	1,048,480

Recent Developments

The Company^s shares were suspended from trading on the TSXV exchange from December 6, 2005 to August 30, 2006. Trading was reinstated with the appointment of two independent directors and with the Company satisfying the conditions of the TSX as described in the Company^s News Release dated November 21, 2005.

In September 2006, the Company assumed the responsibility for the marketing of Sucanon in Mexico. The marketing company continues to sell Sucanon to the customers that it introduced during 2005.

The Company has also been working to open markets for Sucanon in Latin America beyond Mexico. In Argentina, the Company has selected a distributor for Sucanon. This distributor is in the process of preparing a submission to Argentina^s medical regulator. The time-frame for this regulatory submission is not known at this point and there is no assurance that a regulatory submission, in Argentina, if made, will lead to approval of Sucanon for the Argentine market. As Argentina and Mexico both belong to the Mercosur Agreement, under which pharmaceutical approval in one Mercosur country expedites approval in other Mercosur countries, the Company believes that a regulatory approval in Argentina is likely. The costs of making the application are borne by the distributor.

The Company has also started discussions with potential distributors for several countries outside Latin America including United Arab Emirates, Egypt, and Pakistan. The Company has been advised that no regulatory approval is necessary for the sale of Sucanon in one of these markets, the United Arab Emirates. There is no assurance that sales in any of these markets will occur or will be material.

In November 2006 the private placement agreed with a related party in November 2005, was cancelled and the funds received remained repayable to the related party

BIOTECH HOLDINGS LTD.

SECOND QUARTER REPORT

September 30, 2006

Management^s Discussion and Analysis

Other MD&A Requirements

Directors as at September 30, 2006:

Robert B. Rieveley, C.E.O., C.A.

Gale V. Belding

Art Cowie (1)

Johan de Rooy, F.C.A.(1)

Cheryl Rieveley

Ross Wilmot, C.A.(1)

(1)Independent Director and member of the Audit Committee

Officers as at September 30, 2006:

Robert B Rieveley, Chief Executive Officer, C.A.

Lorne D. Brown, Chief Financial Officer, C.A.

Additional Information

Additional information relating to the Company may be obtained from the System for Electronic Document analysis and Retrieval ("SEDAR"), which may be accessed at www.sedar.com.